January 10, 2018
QTA:TSXVENTURE
QTRRF:OTCQXInternational

Quaterra Initiates MacArthur Project Copper Oxide Leach Evaluation At Yerington, Nevada

Preparation commences for comprehensive prefeasibility study following M3 Engineering review

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra”, the “Company”) today announced that it has initiated preparation of a comprehensive prefeasibility study on its MacArthur open-pit, oxide-leach copper project. MacArthur is located in the northern part of the Company’s 51-square-mile property in the historic Yerington Copper District, Nevada, that also includes the Yerington and Bear copper deposits.

MacArthur Prefeasibility Study
In November 2017, Quaterra engaged M3 Engineering & Technology Corporation (“M3”), of Tucson, Arizona, to review opportunities to optimize the near-term production potential at MacArthur as laid out in the 2012 Preliminary Economic Assessment (“2012 PEA” – please see press release dated May 23, 2012 at www.quaterra.com).

The 2012 PEA identified several areas for potential improvement, including additional metallurgical work and focused resource drilling. In addition, M3’s recent review indicates that it may be more economic to buy sulfuric acid in the market than to build an acid plant to process purchased sulfur. The acid plant represented $65.4 million or 28% of the total pre-production capital costs of $232.7 million in the 2012 PEA.

Following the review and final evaluation, the Company intends engaging M3 to complete a prefeasibility study in order to add more certainty to the economic potential of MacArthur with a view towards advancing the project toward development. Specifically, as part of the prefeasibility study M3 and others will focus on:

•	Updating the resource model and optimizing the mine plan.
•	Reducing initial capital costs by eliminating the acid plant.
•

Investigating ways to improve copper recovery by testing various crush sizes to replace the original plan to use Run-of-Mine (ROM) material. The new metallurgical test work program will help define the ultimate recovery, acid consumption, and leach cycle for ROM and crushed ore as well as optimal leach pad parameters. Bulk leach tests of copper oxide material are included in the test work plan.

•	Evaluating the cost-recovery trade-offs of leaching ROM material compared with crushed material.

Quaterra has also engaged Independent Mining Consultants (“IMC”) of Tucson, Arizona, to update the MacArthur mineral resource estimate by incorporating the results of work completed since the 2012 PEA, re-evaluate the assumptions in the 2012 PEA, and identify additional opportunities to enhance the mine plan.

“There are not many robust, long-life copper projects with capital costs of less than $250 million,” says Quaterra Chairman and CEO Tom Patton, Ph.D. “MacArthur is a large, conventional acid leach copper project located in a good place to build a mine. In addition to MacArthur, Quaterra also controls the Yerington pit formerly operated by Anaconda and the Bear deposit, all situated on the Company’s the 51 square mile Yerington Copper Project.”

Summary of 2012 MacArthur PEA
The 2012 PEA plan was to produce approximately 748 million pounds of copper over an 18-year mine life at an average cash operating cost of $1.89 per pound. Based on the three-year average copper price at the time ($3.48 per pound) the PEA estimated a pre-tax internal rate of return of 29.3%, a payback of 2.7 years and a pre-tax net present value of $284.1 million at an 8% discount rate. (In view of the recent changes to U.S. taxes, post-tax estimates are no longer relevant.)

Note: A PEA should not be considered to be a prefeasibility or feasibility study, as the economics and technical viability of the Project have not been demonstrated. It is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them to be categorized as Mineral Reserves. There is no certainty that the production profile concluded in the PEA will be realized. Actual results may vary, perhaps materially.

Yerington Copper Project
Quaterra’s Yerington Copper Project is located in the historic Yerington Copper District, about 70 miles southeast of Reno, Nevada. It comprises the MacArthur oxide and sulfide deposit; the Yerington pit sulfide and oxide deposit previously mined by Anaconda; the Bear porphyry copper deposit; and several exploration targets. The Company has reported oxide and sulfide resources at both MacArthur and the Yerington pit, and the 2012 PEA at MacArthur, all prepared under National Instrument 43-101.

Yerington, Nevada is a mining-friendly jurisdiction with good infrastructure and a history of copper production. The Company also owns valuable water rights in the district.

Quaterra has been developing a strategic plan for the Yerington Copper Project following the September 2017 decision by Freeport-McMoRan Nevada LLC’s (“Freeport Nevada”) to terminate its option to acquire an interest in the project. As a result of that decision Quaterra regained full control over its 100% interest in its Yerington assets.

“Freeport Nevada’s decision to terminate its option agreement at Yerington comes just as new opportunities are emerging for the property in light of changes in market fundamentals such as a rise in price of copper, drop in the price of some inputs such as sulfuric acid, a better understanding of the geology at Yerington, and growing investor appetite for near-term oxide-leach copper projects,” says Quaterra President and COO Gerald Prosalendis.

The initiative at MacArthur is one component of Quaterra’s overall strategic plan for its collection of Yerington assets, which includes:

•

Maintaining its large and prospective land position in the historic copper district. To this end the company has recently renegotiated option agreements with certain private land- holders reducing option payments significantly and extending the option period.

•	Protecting its 8,700 acre-feet of primary water rights that are already permitted for mining and milling.
•	Continuing targeted exploration of the property, specifically the sulfide system underlying the MacArthur oxide cap, and the large Bear porphyry deposit.

About Quaterra Resources Inc.
Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration company with the objective of advancing its U.S. subsidiary’s copper projects in the Yerington District, Nevada. The Company also looks for opportunities to acquire copper projects on reasonable terms that have the potential to host large mineral deposits attractive to major mining companies. Quaterra also holds an option to earn a 90% interest in the Groundhog copper prospect, a 40,000-acre property situated on an established copper porphyry belt 200 miles southwest of Anchorage, Alaska, and immediately north of the large Pebble copper-gold porphyry project.

Conference call
Quaterra will host a conference call on Thursday, January 11, 2018, at 1:30 pm Pacific Time (4:30 pm Eastern Time) to discuss the January 10, 2018, press release on plans for its Yerington assets, and MacArthur in particular, following the termination of the option agreement with Freeport Nevada last year.

The Company will also answer questions at the end of the formal portion of the call. For toll free dial-in from Canada and U.S. please call 1-800-319-4610 and from outside of Canada and the U.S. call 1-604-638-5340. Callers should dial in five to 10 minutes prior to the scheduled start time and simply ask to join the call.

A link to a playback of the call will be placed on the Company website after the call.

On behalf of the Board of Directors,
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.

For more information please contact:

Karen Robertson,
Corporate Communications
778-898-0057
email: info@quaterra.com
website: www.quaterra.com

Thomas Patton,
Chairman & CEO, Quaterra Resources Inc.
604-641-2758
Gerald Prosalendis,
President and COO, Quaterra Resources Inc.
604-641-2780

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “believes”, “anticipates”, “intends”, “has the potential”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that near term opportunities exist to enhance value, and that a pre-feasibility study will be completed supporting the development of the MacArthur project. These statements are subject to risks and uncertainties that may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.